ArcelorMittal agrees to sell its LaPlace and Vinton Long Carbon facilities in the United States

24 March 2016 – ArcelorMittal has entered into a definitive transaction agreement to sell its LaPlace and Vinton Long Carbon facilities in the United States to an affiliate of Black Diamond Capital Management (‘Black Diamond’). Terms of the transaction are confidential and are not being disclosed.

The LaPlace, Louisiana, facility, along with a rolling mill in Harriman, Tennessee, produces billets, angles, flats, channels and beams. The Vinton facility, located in El Paso, Texas, produces rebar and grinding media.

Simultaneously, ArcelorMittal has entered into a transition services agreement with Black Diamond, in order to facilitate a smooth transition period and ensure no business disruption.

Commenting, Jim Baske, executive vice president, CEO ArcelorMittal North America, said: “The sale of LaPlace and Vinton is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. I would like to thank the employees of LaPlace and Vinton for their commitment and efforts over the years, and wish them a successful future under new ownership.”

The transaction is subject to customary closing conditions and is expected to be completed in April 2016.